UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1.  Statement re Possible Offer - dated 04 April 2005
2.  Director Shareholding - dated 05 April 2005
3.  Director Shareholding - dated 08 April 2005
4.  Acquisition - dated 11 April 2005
5.  Director Shareholding - dated 13 April 2005
6.  Director Shareholding - dated 20 April 2005
7.  Possible Offer - dated 25 April 2005
8.  Directorate Change - dated 26 April 2005
9.  Director Shareholding - dated 26 April 2005
10. AGM Statement - dated 28 April 2005
11. Result of AGM - dated 28 April 2005
12. Document Viewing Facility - dated 29 April 2005

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: 03 May 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: 03 May 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary
Exhibit No. 1


                                                                    4 April 2005

                              A BARCLAYS STATEMENT

In response to statements issued by the South African Government and the South African bank Absa, Barclays confirms that it participated in a meeting yesterday with the South African Minister of Finance, the Governor of the South African Reserve Bank and Absa.

Barclays will now consider the detailed conditions presented to it by the Minister at yesterday's meeting. No decision regarding regulatory approval will be made until such time as Absa and Barclays have reverted to the Minister on these matters.

It should be noted that Barclays has yet to agree an offer with the Absa Board and with major shareholders.


                                  - ENDS -

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Barclays control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

Exhibit No. 2

                                                                    5 April 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 4 April 2005 that it had between 29 March 2005 and 31 March 2005 exercised its discretion and released a total of 2,178,314 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 133,074,369 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3

                                                                    8 April 2005

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Sharepurchase Plan informed the Company on 7 April 2005 that it had on 7 April 2005 purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 556.50p per share:


Director             Number of Shares
Mr J S Varley        23
Mr D L Roberts       23
Mr G A Hoffman       23


The revised total shareholding for each director following these transactions is as follows:


Director             Beneficial Holding         Non Beneficial
                                                Holding
Mr J S Varley        351,049                    -
Mr D L Roberts       70,674                     -
Mr G A Hoffman       178,534                    -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 133,074,369 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4

11 April, 2005

   BARCLAYS TO ACQUIRE A CONTROLLING INTEREST IN FIAT'S IVECO VEHICLE FINANCE
                                    BUSINESS

Barclays Asset and Sales Finance, the specialist asset backed lending provider of the Barclays Group, has agreed to form a new company with Iveco SpA ("Iveco") to provide commercial vehicle financing and leasing solutions to Iveco customers in Europe, initially in the UK, Italy, France, Germany and Switzerland, with a joint intention to commence business in other European countries.

Iveco will transfer certain subsidiaries of Iveco Finance to the new company and Barclays will then acquire a 51% share and controlling stake in the company for a consideration of GBP66.5m (EUR96.8m). The proposed transaction is conditional upon necessary regulatory clearances.

This transaction will expand Barclays Asset and Sales Finance's commercial vehicle expertise across Europe, by providing an opportunity to work with a European commercial vehicle manufacturer which has leading market positions in all important commercial vehicle segments in Western Europe. Barclays Asset and Sales Finance already has a strong presence in many of Iveco's principal markets and this will provide opportunities for further expansion of existing operations, as well as the development of new markets. The transaction also serves to accelerate the Barclays Group strategic aim of developing retail and commercial banking activities in selected markets outside the UK.

Iveco Finance is the prime supplier of hire purchase, finance leasing, instalment loans and contract hire solutions for Iveco commercial vehicle operations in France, Germany, Italy, Portugal, Spain, Switzerland and the UK. As at the end of 2004 it had total receivables of GBP1.51bn (EUR2.2bn). The European commercial vehicle financing market is expected to grow at over twice the rate of Eurozone GDP over the medium term.

Stephen Price, Managing Director of Barclays Asset and Sales Finance, commented, "This is a great opportunity, which combines the manufacturing strength, market presence and scale of a leading European commercial vehicle manufacturer with the scale and resources of a global financial services provider. It will accelerate the development of Barclays Asset and Sales Finance business in Europe by giving us a significant presence in a number of new markets plus the ability to work with an acknowledged industry leader in the European commercial vehicle sector".

Paolo Monferino, Chief Executive Officer of Iveco said, "This new company will allow the Iveco Finance business to become even more competitive and will assist us to provide even more innovative solutions to increasingly sophisticated customer needs. It will enable an already successful business to be developed by drawing on the balance sheet strength and asset finance expertise of Barclays".

- ends -

Contact at Barclays:

Jo Thethi Tristan Lafford
Barclays Public Relations, Barclays PLC Barclays Investor Relations, Barclays
PLC
Tel: +44 (0) 20 7116 6217 Tel: +44 (0) 20 7116 2928

Contact at Iveco:

Georgio Bertoldi
Iveco
Tel: : +39 011 007 2023

About Barclays PLC

Barclays PLC is a major global financial services provider primarily offering banking, investment banking and investment management services. Barclays is present in over 60 countries and employs over 78,400 people worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major divisions. UK Banking, delivers banking products and services to over 14 million personal customers and 745,000 businesses. Barclaycard, is one of the leading credit card businesses in Europe with 13.4 million credit card customers across the world. Barclaycard now incorporates all of the Group's UK secured and card lending products and expertise. Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs. Barclays Global Investors, one of the world's largest asset managers and a leading provider of investment management products and services. Private Clients, Barclays wealth management operation, with over 300,000 affluent and high net worth clients. International Retail and Commercial Banking, the global retail and commercial banking operation, with 2.2 million international clients in the Caribbean, France, Spain, Portugal, Italy and Africa. For more information about Barclays PLC, please visit www.barclays.com

About Barclays Asset and Sales Finance

Barclays Asset and Sales Finance (BA&SF) specialises in asset based lending and works with a broad range of international technology, industrial equipment and commercial companies, serving 31,000 business customers in the UK and Europe. BA &SF also specialises in the factoring and invoice-discounting arena, providing working capital management solutions The vendor business provides customised finance programmes to help manufacturers, dealers and distributors of assets to attract and retain profitable customers, increase sales and boost profitability. Working in partnership with our vendors we deliver integrated sales and marketing activity, provide training to their key staff and product and industry knowledge. BA&SF has been acknowledged by Business Moneyfacts Magazine as the 'Best Leasing & Asset Finance Provider' in the UK since 2002. For reporting purposes Barclays Asset and Sales Finance is included in UK Business Banking division of Barclays PLC.

About Fiat SpA

Founded in 1899, Fiat is an industrial enterprise focused on the automotive sector, serving customers in more than 190 countries around the world with an annual turnover in excess of EUR47 billion. With some 162,000 employees in 109 R&D centres and 192 plants worldwide, the Fiat Group is a global leader in the production of passenger cars, agricultural and construction equipment, industrial vehicles, production systems and automotive components.

About Iveco SpA

Iveco is a global company that produces a complete range of vehicles and engines. It is dedicated to the transport world and to the satisfaction of its customers, employing leading edge technologies and guaranteeing reliable performance and levels of excellence in the quality of the products and services it offers its customers all over the world. Iveco's strategy is to generate profitable growth, concentrating on its Customers and markets, and strengthening the technological content and competitiveness of its products. Transport Safety, Environmental Care and Productivity on the road are key elements of its strategy, together with technological innovation and lean enterprise. Iveco manufactures and sells more than 160,000 commercial vehicles and 430,000 engines in all parts of the world, for total revenues of about EUR9.3 billion. It operates 49 plants in 19 different countries and 15 Research and Development centres, with 31,000 employees and 844 dealers.


This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance, in particular with respect to Barclays Asset and Sales Finance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as interest rate and exchange rate risks, the policies and action of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to up-date forward-looking statements to reflect any changes in Barclay's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the US Securities and Exchange commission, including its most recent Annual Report on Form 20-F.

Exhibit No. 5

                                                                   13 April 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 12 April 2005 that it had between 4 April 2005 and 7 April 2005 exercised its discretion and released a total of 37,700 ordinary shares in Barclays PLC and on 4 April 2005 it purchased 35,833 ordinary shares in Barclays PLC at a price of 546.00p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 133,072,502 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

                                                                   20 April 2005


         Notification of directors' interests: Companies Act 1985 s.329


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 19 April 2005 that it had between 11 April 2005 and 15 April 2005 exercised its discretion and released a total of 80,250 ordinary shares in Barclays PLC and on 15 April 2005 it purchased 209,908 ordinary shares in Barclays PLC at a price of 557.50p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 133,202,160 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 7

Announcement by Barclays PLC and Barclays Bank PLC

Shareholders are advised that Absa have today made the further cautionary announcement set out below regarding discussions relating to the possible acquisition by Barclays Bank PLC of a majority stake in Absa.

Text of Absa announcement made on Monday 25 April 2005

Absa Group Limited
(Incorporated in the Republic of South Africa)

FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are referred to previous cautionary announcements released on SENS, the JSE Securities Exchange News Service, the last one appearing on 4 April 2005 regarding discussions relating to the possible acquisition of a majority stake in Absa by Barclays Bank PLC ("Barclays").

Subsequent to 4 April Barclays and Absa have been engaged in extensive discussions regarding the terms of a possible transaction. The parties have also had a series of meetings with large shareholders during which the possibility of a partial offer to acquire 60% of Absa shares at a price of R79.00 (plus a final dividend for the year ended 31 March 05 estimated at the time to be approximately R1.80) was discussed.

Barclays and Absa have also estimated that, should a transaction proceed, it is expected that the combination would produce significant synergies by accelerating the strategic objectives of both parties improving Absa's pre-tax profits by approximately R1.4bn per annum four years after completion (after incurring implementation costs of approximately R1.8bn over the first three years).

Barclays and Absa are considering the feedback from Absa shareholders and will now determine whether a transaction would receive the requisite support from shareholders on terms acceptable to Barclays, at which stage Barclays will revert to the regulatory authorities for final consideration.

Shareholders should note that this announcement does not constitute a firm intention to make an offer by Barclays. Shareholders are advised that should an offer be made it may or may not be at a premium to the prevailing market price. Shareholders should continue to exercise caution when dealing in Absa securities until such time as a further announcement is made.

JOHANNESBURG
25 April 2005

                                     -ENDS-

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

For further information please contact:

Investor Relations                 Media Relations
James S Johnson 020 7116 2927      Chris Tucker 020 7116 6223

Exhibit No. 8

                                                                   26 April 2005


          BARCLAYS APPOINTS JOHN SUNDERLAND AS A NON-EXECUTIVE DIRECTOR


Barclays PLC and Barclays Bank PLC today announce that John Sunderland (age 59) has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive director, with effect from 1 June 2005. Mr Sunderland is Chairman of Cadbury Schweppes plc, having joined Cadbury Limited in 1968. He is also President of the Confederation of British Industry.

Matthew W Barrett, Barclays Chairman, said today, "I am delighted that John Sunderland is joining Barclays. John has an excellent track record at Cadbury Schweppes and a wealth of business experience. His appointment will further enhance the strong non-executive presence on the Barclays Board".




For further information, please contact:

Chris Tucker
Barclays Public Relations Director
Barclays PLC
Tel: 020 7116 6223

Exhibit No. 9

                                                                   26 April 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 25 April 2005 that it had between 20 April 2005 and 21 April 2005 exercised its discretion and released a total of 10,420 ordinary shares in Barclays PLC and on 21 April 2005 it purchased 1,176,896 ordinary shares in Barclays PLC at a price of 556.21p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 134,368,636 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 10

                      BARCLAYS PLC ANNUAL GENERAL MEETING
                             THURSDAY 28 APRIL 2005

                   CHAIRMAN'S STATEMENT BY MATTHEW W. BARRETT

This is my first time to report to you, on behalf of the Board, on our stewardship of the company during 2004. I am honoured to do so.

2004 was a record year for financial performance for Barclays. John Varley, our new CEO, will provide the operational highlights in a few minutes. The strong profit performance enabled us to increase your dividend by 17% and total shareholder return was 23% - better than the FTSE 100 index and first place ranking amongst our peer group of major international banks.

We never lose sight of the fact that the overwhelming majority of our shareholders are, either directly or indirectly, the millions of workers whose pension funds are invested in us. Our success, like that of all listed companies, is an important factor in the quality of life and degree of security that so-called "ordinary men and women" will enjoy in their retirement.

In addition, our profits provide corporate tax revenue to governments that helps to support vital public services - some GBP1bn will be paid as a result of last year's profits.

And, of course, successful companies create jobs and futures for our young people entering the workforce.

In a nutshell, profitable companies benefit allstakeholders - shareholders, customers, employees and the communities in which they work and live. And the more profitable, the better for all.

There is a belief, in some quarters, that the interests of those various "stakeholders" are incompatible and that business may need to choose between shareholders and the others. At Barclays, we disagree with this point of view.

We strongly believe that value is created, maximised and sustained when the interests of all stakeholders are harmonised. To ignore one is to jeopardise the future prospects of the company and destroy value.

For this reason, your Board and management give considerable attention not just to financial performance but also to customer satisfaction, employee commitment and competence and corporate social responsibility issues. Good progress was made in 2004 across all these fronts as well, and Mr Varley will highlight these also for you. As John will report, in all areas we have improved our performance. In all areas, we are committed to improve further in future years.

2004 was also an important year as it marked the transition to a new leadership team. Sir Peter Middleton retired from the Board in September and I succeeded him as Chairman. I draw your attention to my statement in the Annual Report which includes a well deserved tribute to Sir Peter's leadership and contribution to Barclays.

John Varley succeeded me as Chief Executive. The Board is delighted that we have in John and his colleagues a highly qualified, talented and committed team to take the company forward and to new heights. That the transition was handled in an orderly fashion is a tribute to their professionalism and teamwork.

There is an old adage that "to those to whom much is given, much is expected" ! The Board has high hopes and confidence that this outstanding team will achieve great things in the years ahead.

There were a number of other Board changes in 2004. Sir Brian Jenkins retired as Deputy Chairman and was succeeded in this role by Sir Nigel Rudd. Chris Lendrum retired as Vice Chairman after serving the Group with great distinction for over 35 years. Jurgen Zech will be retiring at today's meeting.

I am particularly saddened to report that Hilary Cropper, who had been a Non-Executive Director of the Bank since 1998, died on Boxing Day. Hilary was a highly effective Director and a valued colleague who had served with distinction on the Board Remuneration, Audit and Risk Committees. She is greatly missed.

I am sure you will all join me in formally recording our thanks to all these individuals for their contribution to the Group during their time as a Director.

We appointed two new Non-Executive Directors during the year : Sir Andrew Likierman and Leigh Clifford. Both are seeking re-election today. Sir Andrew is with us today. Leigh Clifford, who is Chief Executive of Rio Tinto, is attending the Annual General Meeting of Rio Tinto and cannot be with us today. He sends his regrets.

We have also announced recently the appointment of John Sunderland, Chairman of Cadbury Schweppes, as a Non-Executive Director with effect from 1st June. The Board is delighted to welcome someone with such a distinguished track record to the service of Barclays. It is our intention to make additional Non-Executive Director appointments during the course of this year to further strengthen your Board.

Corporate governance continues to be a subject of intense interest to shareholders, regulators, companies and the press. Our goal is to ensure that Barclays is an exemplar in the area of corporate governance.

In recent months, we have taken a number of steps to enhance further our corporate governance practices. We have expanded the remit of the Remuneration Committee to cover strategic human resource issues. We have also expanded the remit of the Nominations committee to cover a broad range of corporate governance issues in addition to matters relating to the composition of the Board. We have conducted a thorough, formal review of performance and effectiveness of the board, board committees and individual directors.

The review concluded that the board is discharging its responsibilities in a highly effective manner. Areas for further improvement were identified.

Let me now ask John Varley, Group Chief Executive, for his review.


                   CHIEF EXECUTIVE'S STATEMENT BY JOHN VARLEY

Thank you, Chairman, for the opportunity to give a short summary of Barclays progress in 2004.

Good Morning Ladies and Gentlemen.

I want to begin by recognising and thanking the people of Barclays for what they did in 2004. We're in business to help customers achieve their goals. Our ability to do this depends entirely on the quality of our people. We have great people in Barclays, and my thanks go to all of them, throughout the world.

That Barclays delivered, in 2004, the best year in its long history is, more than anything else, a tribute to them.

As the Chairman pointed out, we ended the year ranked number one for Total Shareholder Return among our peer group, which comprises the best global and UK banks. In 2004, income increased by 12%, profit before tax by 20%, economic profit by 32% and earnings per share by 21%.

Barclays record performance in 2004 was no one-off. It was the continuation of a consistent, multi-year track record, with double digit compound annual growth over the last five years across all of the key financial measures. For example, the compound annual growth rate of dividends since 1999 has been 14%. Last year we increased the dividend by 17%. About half of our 2004 earnings were paid to our shareholders in dividends.

This performance has been built on a clear and simple understanding of what Barclays exists to do: we move, lend, invest and protect money for customers and clients of all kinds. By doing this, we achieve our overall business purpose - which, as I referred to a moment ago, is to help customers achieve their goals, to earn their loyalty, and to deliver thereby good returns to you, our shareholders.

In 2004, we made good progress across the Group. Each of UK Banking, Private Clients and International, Barclaycard, Barclays Capital and Barclays Global Investors had record profit years.

In assessing performance in all areas, we measure success through the eyes of customers and employees. So there are two simple, but acid, tests for us: do our customers and clients value their relationship with Barclays? Are the people of Barclays proud to work here?

We must ensure that the answer to these questions is 'yes', because they are the proxies for future growth and performance.

In some parts of our business, service to customers and clients, and our track record of innovation, is first class. But we have more to do to ensure that customer service is consistent and dependable everywhere. We see this as an opportunity to improve: to earn the loyalty of customers by being excellent in what we do for them.

I'll talk for a few minutes about how we did in each of the main business areas.

In UK Banking, we invested heavily to improve customer service in our domestic Retail business, while building on the considerable momentum in our Business Banking franchise.

UK Business Banking recorded profit growth of 19%. It's a business based on industry specialisms and strong customer relationships. We achieve consistently high scores in customer satisfaction surveys in this business, and it is the industry leader in many areas.

In UK Retail, profits were broadly flat year on year. Although there are various reasons why a like for like comparison of the headline profits, 2004 versus 2003, does not give an accurate picture of the underlying performance of the business, flat profit in a big business like this is not what we expect and we are working hard to put this right.

Notwithstanding flat profits, UK Retail recorded a number of successes during the year. We attracted hundreds of thousands of new customers -- 220,000 new current account holders; 275,000 new savings account holders; 675,000 new on-line customers; 200,000 new customers of Open Plan; and 230,000 new Additions and Platinum customers. We recruited 1,000 new front line staff. This has helped us to reduce queue times in branches substantially. We upgraded the physical environment in over 400 branches.

Our business is based on our relationships - not on the products we sell, but on the people we sell them to. Last year we eliminated individual product sales targets in UK Retail and replaced them with branch value and customer service objectives, allowing individual branch managers to make decisions based on local customer needs.

Our Global product businesses - Barclays Capital, Barclays Global Investors, Barclaycard and Private Clients - all delivered strongly in 2004.

Barclays Capital turned in a record performance, with profit growth of 25%. Barclays Capital was named Bank of the Year by the International Financing Review, and Derivatives House of the Year by Risk Magazine. This performance was achieved through a sharp focus on the client, on excellent execution and on a commitment to attracting and retaining the best people. Barclays Capital's business in 2004 ranked with the best in the industry.

Barclays Global Investors, where profits grew by 82% last year, is the world's leading institutional money manager, with some $1.3 trillion under management. BGI has won this position through great client service, great products, a formidable track record in investment performance, and a history of innovation. Its exchange traded fund business - iShares - is the fastest growing new fund complex in the history of the United States, and BGI is now the global market leader.

We are on a journey of successful diversification in Barclaycard. In the UK, by putting together our card and consumer finance businesses, we are seeking to offer the most appropriate, needs based, borrowing solutions to our customers. We have responded to concerns in the industry about transparency and responsible lending, implementing solutions like the so-called summary box, which describes in plain English all the relevant terms and conditions attaching to the use of the card, and which illustrates how customers might most economically use it.

Barclaycard is enjoying significant success in executing its new partnership strategy -- with House of Fraser and Sky as well as the joint venture with Swedbank, Sweden's largest retail bank. Meanwhile the small but strategically significant acquisition of Juniper, which we completed in December of last year, gives us a strong platform for growth in the United States.

Profits in Private Clients grew 40% in 2004. We have been looking for this. We have pushed the business hard. We have invested organically and in new acquisitions. We have improved offerings to clients, we have delivered a very strong performance in the stockbroking business following the successful integration of Charles Schwab Europe, and we took advantage of more favourable equity markets in 2004. We believe we have turned the corner in this business and have high expectations of it.

In International Retail and Commercial Banking too, we saw good profit growth, of 18%. Banco Zaragozano in Spain, which we acquired in mid 2003, is delivering significantly ahead of expectations. Our businesses in Portugal and Italy, as well as our Caribbean joint venture, all performed well last year.

Our African business again demonstrated the benefit of having leading market positions.

As you know, we're also in negotiations to acquire a majority stake in the South African bank ABSA. For me this proposed deal has a number of attractions.

First, the ABSA transaction would enable us to increase the earnings we generate from outside the United Kingdom, and create much larger participation in a high growth well run market.

Second, it would create the opportunity for synergies with our existing businesses both in South Africa and across the African continent.

Third, it would give us the opportunity, in collaboration with ABSA, to deploy the global product capabilities of Barclaycard, Barclays Global Investors and Barclays Capital.

We have been engaged in extensive discussions with ABSA regarding the terms of a possible transaction. We have also had a series of meetings with ABSA's large shareholders. In conjunction with ABSA, we are considering feedback from shareholders and will now determine whether a deal on terms acceptable to Barclays would receive the requisite support from ABSA's shareholders. We will then revert to the South African regulatory authorities for final consideration.

We like this potential deal and we hope to get it done.

However, we are very clear that we will not forsake our value criteria to do so.

There is a price beyond which we will not go.

We will update you as soon as we have anything further to report.

Finally, in 2004 we made progress in strengthening our operational capabilities and our franchise health.

We received widespread recognition for our policies in a range of areas including community involvement, financial inclusion, disability, staff pensions, outsourcing, and partnership with our trade union Amicus. In fact, today we announced a new five year partnership agreement with AMICUS.

This recognition is important: it demonstrates that we take seriously the issues that concern our customers and our colleagues (as well as politicians and regulators), and that we are responding.

It is therefore a matter of considerable pride to me that our work in the field of Corporate Responsibility was recognised in 2004 with the National Business Award for Corporate and Social Responsibility.

We also committed some GBP32m in support of the community in the UK and internationally in 2004, and over 25,000 employees and pensioners worldwide took part in Barclays - supported fundraising and volunteering activities.

So 2004 was a year of good achievement across our Group, and we made good headway in executing our strategy.

Building on that performance, Barclays has made a good start to 2005.

Let me end with a few words about the future.

Our performance during the last five years, the clear strategy that has driven our progress, and the substantial momentum we have created would not have been achieved without the leadership of Matt Barrett as Chief Executive.

But it's the task of every generation of leadership to build on the accomplishments of its predecessors and to take performance to the next level.

My colleagues and I go about that task in the clear knowledge that leaders exist to serve stakeholders - the principal role of the Executive Committee of this Group is to help those whom we lead to serve their customers and clients, thereby creating the opportunity for other stakeholders - the communities in which we live and work, and of course you, our shareholders - to benefit.

That is what you should expect from us.

I am honoured by the trust placed in me by my appointment as Chief Executive. Barclays is, and has been for a very long time, an iconic name in the world of banking. My colleagues and I feel heavily the obligation to serve to the best of our ability the shareholders, customers and employees of this great company.

As we look forward, and as we build on the significant transformation of the last five years, I want Barclays to be recognised for two things in particular:-

First of all growth - We have a distinctive, competitively advantaged and tightly knit group of businesses. It is the product of an investment approach that requires that we earn, invest and grow at the same time. This approach has enabled us to deliver the five most profitable years in our history, while making the heavy investments that are producing today's and tomorrow's growth.

Secondly, Barclays must also be recognised for its focus on Customers, Clients and Colleagues - Great service to customers and clients, delivered by high-performing employees, is the foundation of long-term, sustainable performance.

We are very focused on these critical aspects of our work.

Thank you.

                                     -END-

For further information please contact:

Barclays Investor Relations
Mark Merson/James S Johnson
+44 (0) 20 7116 5752/2927

Barclays Public Relations
Jo Thethi
+44 (0) 20 7116 6217

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

Exhibit No. 11


                      BARCLAYS PLC ANNUAL GENERAL MEETING
                             THURSDAY 28 APRIL 2005


The Annual General Meeting for 2005 of Barclays PLC was held on Thursday 28 April 2005 at the Queen Elizabeth II Conference Centre, London.

A poll was held on each of the resolutions proposed, which were passed with large majorities as follows:



Resolutions                             For              Against      Abstain

1. To receive the Directors' and        3,533,245,917    11,836,557   56,907,675
Auditors' Reports and the Accounts
for the year ended 31st December 2004

2. To approve the Report on             3,425,024,597   105,039,798   71,925,754
Remuneration for the year ended
31st December 2004

3. That Sir Andrew Likierman be         3,593,679,011     5,719,989    2,591,149
re-elected a Director of the Company

4. That Leigh Clifford be re-elected    3,593,891,377     5,343,895    2,754,877
a Director of the Company

5. That Matthew W. Barrett be           3,420,233,000    79,758,759  101,998,390
re-elected a Director of the Company

6. That John Varley be re-elected       3,585,981,587    14,507,267    1,501,295
a Director of the Company

7. That David Arculus be re-elected     3,593,627,364     5,887,841    2,474,944
a Director of the Company

8. That Sir Nigel Rudd be re-elected    3,534,554,926    22,421,269   45,013,954
a Director of the Company

9. To re-appoint                        3,516,332,874    84,699,177      958,098
PricewaterhouseCoopers LLP as auditors

10. To authorise the Directors to       3,583,055,740    17,682,899    1,251,510
set the remuneration of the auditors

11. To approve the Performance Share    3,494,057,746    89,607,409   18,324,994
Plan (PSP)

12. To give the Directors the           3,573,375,124    22,298,892    6,316,133
authority to establish supplements
or appendices to the PSP

13. To renew the authority given to     3,559,412,811    39,235,723    3,341,615
Directors to allot securities

14. To renew the authority given to     3,581,281,522    17,103,468    3,605,159
Directors to allot securities for
cash other than on a pro-rata basis
to shareholders and to sell
Treasury shares

15. To renew the Company's authority    3,596,102,981     2,866,597    3,020,598
to purchase its own shares



For further information please contact:

Barclays Public Relations
Chris Tucker
+44 (0) 20 7116 6223

Exhibit No. 12
                                                                   29 April 2005

                                  Barclays PLC

Barclays PLC announces that, in accordance with the provisions of paragraph 9.31
(b) of the Listing Rules, copies of resolutions other than those concerning ordinary business passed at its Annual General Meeting held on Thursday 28 April 2005, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS